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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Triangle Pharmaceuticals, Inc. (Name of Issuer)
Common Stock, par value $0.001 per share (Title of Class of Securities)
89589H 10 4 (CUSIP Number)

Jose M. de Lasa
Senior Vice President, Secretary
and General Counsel
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6049
(847) 937-6100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
January 16, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89589H 10 4	SCHEDULE 13D	Page 1 of 3 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) Abbott Laboratories # 36-0698440

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds*

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Illinois

NUMBER OF SHARES	(7)	Sole Voting Power -0-
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power -0-
PERSON WITH:
	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person* CO

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 4.    PURPOSE OF TRANSACTION

        Abbott tendered all of the 7,938,244 shares (the "Shares") of common stock, par value $0.001 per share, of the Issuer (the "Common Stock") beneficially owned by it in response to the tender offer (the "Tender Offer") made by Simbolo Acquisition Sub, Inc., a wholly owned subsidiary of Gilead Sciences, Inc. The Tender Offer expired at midnight, New York City time, on January 15, 2003 and Simbolo accepted the Shares for payment on January 16, 2003. As a result, Abbott no longer is the beneficial owner of any shares of Common Stock.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

        Abbott disposed of all 7,938,244 of the Shares upon their acceptance for payment by Simbolo pursuant to the Tender Offer on January 16, 2003 for the Tender Offer price of $6.00 per share, net to Abbott in cash.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2003
ABBOTT LABORATORIES
	By:	/s/ THOMAS C. FREYMAN
	Name:	Thomas C. Freyman
	Title:	Senior Vice President, Finance and Chief Financial Officer

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  ITEM 4. PURPOSE OF TRANSACTION
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
SIGNATURE